15046338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~1308678~~ 01369

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ettinger (617) 760-1632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/3/15

OATH OR AFFIRMATION

I, Robert Ettinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management, LP, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ Report of Independent Registered Public Accounting Firm
- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☑ Notes to Financial Statements
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under The Securities Exchange Act of 1934
- ☐ (i) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☑ (l) An Oath or Affirmation
- ☑ (m) A Copy of the SIPC Supplemental Report [filed separately]
- ☑ (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF MASSACHUSETTS

Suffolk County, S.S. Feb 23, 2015

On this 23 day of February, 2015 before me, the undersigned notary public, personally appeared Robert Ettinger, proved to me through satisfactory evidence of identification, which were MA Drivers License (I.D.) to be the person(s) whose name(s) is/are signed on the preceding or attached document, and acknowledged to me that he/she/they signed it voluntarily for its stated purpose. and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her/their knowledge and belief in my presence.

Marylou Lossman, Notary Public

My Commission Expires April 30, 2015

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
(SEC I.D. No. 8-1306878)

Statement of Financial Condition
as of December 31, 2014
and Report of Independent Registered
Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street.
Boston, MA 02116-5022
USA

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Putnam Retail Management Limited Partnership

We have audited the accompanying statement of financial condition of Putnam Retail Management Limited Partnership (the "Partnership") as of December 31, 2014 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Putnam Retail Management Limited Partnership as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1, 2 and 6, the Partnership has significant transactions with its Parent and its affiliates. This financial statement may not necessarily be indicative of the financial position had the Partnership been operated as an unaffiliated company.

Deloitte & Touche LLP

February 23, 2015

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	54,908,741
Accounts receivable from Parent and affiliates, net (Note 6)		684,148
Accounts receivable from mutual funds for distribution plans		37,827,227
Accounts receivable from sales of mutual fund shares		137,004
Prepaid expenses and other assets		4,026,255
TOTAL ASSETS	$	97,583,375
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses		24,829,923
Commissions payable for distribution plans		23,862,920
Accrued compensation and employee benefits		7,744,357
Total Liabilities		56,437,200
Commitments and contingencies (Note 7)		-
Partners' Capital		41,146,175
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	97,583,375

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION

Putnam Retail Management Limited Partnership (the "Partnership") is a 99% owned subsidiary of Putnam U.S. Holdings I, LLC ("Holdings"), which is a wholly indirectly-owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Holdings (the "Partners"). The Parent is a majority indirectly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco").

The Partnership is a registered broker dealer whose primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management by Putnam Investment Management, LLC ("PIM"), an affiliate of the Partnership, which includes domestic and international equity and debt portfolios. Accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Partnership acts as an introducing broker on a fully disclosed basis. All accounts are carried by, and all trades are cleared through, National Financial Services, LLC ("NFS"), an independent third party. The agreement between the Partnership and NFS provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership monitors its customer activity by reviewing information it receives from NFS on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

The Partnership and its Parent have significant interdependencies, as described in Notes 2 and 6. The accompanying financial statements have been prepared from the separate records maintained by the Partnership and may not be indicative of the conditions or the results of operations that would have existed if the Partnership had been operated as an unaffiliated company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The U.S. Dollar ($) is the functional currency of the Partnership. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding the potential outcome of litigation and other matters that affected the reported amounts in the financial statements and related disclosures. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, time deposits and investments in money market funds, which are readily convertible into cash. A portion of the total investments in money market funds includes a fund that is sponsored by PIM.

Investments in money market funds of $10,003,285 are measured at fair value on the Statement of Financial Condition based on the quoted net asset value and are redeemable daily.

Prepaid Expenses

Included in prepaid expenses are assets purchased by the Company that are capitalized and subsequently amortized over the period that benefits are received.

Fair Value Measurement

The Partnership's financial assets and liabilities recorded at fair value have been categorized based upon the following fair value hierarchy description:

Financial assets and liabilities categorized as Level 1 utilize observable, quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access. They include the money market funds described above.

There were no financial assets and liabilities categorized as Level 2 or 3 and no transfers between levels during the year.

Dealer Commissions Payable

These costs include the commissions paid by the Partnership to the selling broker at the time of the sale for sales of mutual funds.

Income Taxes

The Partnership has elected to be taxed as a corporation under U.S. tax law. As such the Partnership and Parent participate in a tax sharing agreement with a U.S. affiliate of Lifeco, with which it files consolidated federal and certain combined state income tax returns. The U.S. affiliate assumes ultimate responsibility for the payment of all taxes in accordance with federal, state, and local laws with respect to consolidated and/or combined returns. The Partnership accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis but consideration is given to taxable income or losses from other members of the affiliated group in evaluating the realizability of its deferred tax assets.

The method of settling income tax payables and receivables among the U.S. consolidated group is subject to a written agreement ("Tax Sharing Agreement"), whereby settlement is made on a separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the affiliated group which can lead to receiving a payment when none would be received from the jurisdiction had a real separate company return been required.

The Partnership is included in the consolidated financial statements of the Parent. In accordance with the cash management corporate accounting policy between the Parent and the Partnership, the Partnership shall pay to, or receive from, the Parent an amount equal to the total provision or benefit for income taxes that the Partnership discloses on its financial statements. A settlement is made via an intercompany transaction with the Parent. As a result of this cash management corporate accounting policy, the Partnership had no current or deferred tax liabilities or assets recorded on its Statement of Financial Condition at December 31, 2014. Rather, such amounts are offset with other intercompany balances with the Parent. The income tax balances reflected within the intercompany accounts are periodically settled via a contribution from or a distribution to the Parent.

(3) RISK MANAGEMENT

The Partnership has established policies and procedures designed to identify, measure, monitor, mitigate, and report all material risks, including those associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (interest rate and equity). These risks have been outlined below. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors of the Parent reviews and approves all material capital transactions undertaken by management.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The Partnership monitors its credit risk management policies continuously to evaluate their effectiveness. The maximum credit exposure is the carrying value of the assets on the Statement of Financial Condition.

(b) Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Partnership closely manages operating liquidity through cash flow matching of assets and liabilities.
- The Partnership has the financial support of its Parent, which maintains a $500,000,000 revolving credit agreement with a consortium of banks.
- The Partnership does not have a significant amount of financial assets that are past due at December 31, 2014.
- The Partnership anticipates that its financial liabilities will mature within the next fiscal year.

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors which include two types: interest rate (including related inflation) risk and equity risk.

(i) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The Partnership's primary exposures to interest rate risk arise from revenue earned by the Partnership that is dependent on the debt portfolios of Putnam sponsored funds.

(ii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Partnership's primary exposure to equity risk arises from revenue earned by the Partnership that is dependent on the equity portfolios of PIM sponsored funds.

(4) NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Partnership is subject to the U.S. Securities and Exchange Commission's ("SEC") and the Financial Industry Regulatory Authority's ("FINRA") regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the

Partnership to maintain a minimum amount of Net Capital, as defined by SEC Rule 15c3-1, equal to the greater of $25,000 or 6-2/3% of Aggregate Indebtedness, as defined by SEC Rule 15c3-1. In addition, the Partnership is required to maintain a Ratio of Aggregate Indebtedness, as defined by SEC Rule 15c3-1, not to exceed 15 to 1.

The Partnership's net capital, as computed pursuant to SEC Rule 15c3-1, was $22,240,147 at December 31, 2014, which was greater than the required net capital of $3,762,482 by $18,477,665. The ratio of aggregate indebtedness to net capital at December 31, 2014 was 2.54 to 1.

(5) TRANSACTIONS WITH PARENT AND AFFILIATES

Intercompany balances with Parent and affiliates

The Partnership instructs third-parties to remit cash directly to the Parent and instructs the Parent to disburse cash on its behalf. The Parent also allocates certain expenses to the Partnership. Accounts receivable from/payable to Parent and affiliates represents the net of intercompany transactions between the Partnership and the Parent or affiliate due to (i) the above mentioned receipt and payment of cash by the Parent on its behalf; (ii) the recording of expense; and (iii) the previously described tax sharing arrangement. As of December 31, 2014, the Partnership had a net intercompany receivable balance of $684,148. The Partnership has an agreement with the Parent where if the Partnership at any point has a net intercompany payable balance, the Parent will forgive the debt. This forgiveness of debt throughout the year resulted in an increase to Partners Capital of $5,271,874 for the year ended December 31, 2014.

Capital Contributions from the Parent

During 2014, the Parent contributed $79,000,000 of capital in the form of cash and $5,271,874 in the form of forgiveness of debt to the Partnership. The Parent is committed to the continued funding of the Partnership's operations through fiscal 2015.

(6) COMMITMENTS AND CONTINGENCIES

From time to time, the Partnership is subject to legal actions, including class actions, arising in the normal course of business. The Partnership also receives inquiries, including requests for documents and information, in the course of its business from various state and federal regulators inquiring about certain of the Partnership's policies and procedures. Each of these matters is handled in the ordinary course of business. The Partnership fully responds to these requests and fully cooperates with all regulatory inquiries.

(7) SUBSEQUENT EVENTS

The Partnership evaluated subsequent events and transactions occurring after December 31, 2014 through the date these financial statements were issued.

Effective January 1, 2015, the full service retirement business of Putnam was sold by the Parent to Great-West Financial ("GWF"), a majority indirectly-owned subsidiary of Lifeco. As such, this was considered a common control transaction. Activity related to the full service retirement business continued to be recorded in the Partnership's financial statements, through and including December 31, 2014.

The impact of the business on the Statement of Financial Condition of the Partnership as of December 31, 2014 was as follows:

	December 31, 2014	*(Unaudited)* 2014 Impact of Transaction	Proforma December 31, 2014
Prepaid expenses and other assets	$ 4,026,255	$ (398,466)	$ 3,627,789
Total Assets	**$ 97,583,375**	**$ (398,466)**	**$ 97,184,909**
Accrued compensation and employee benefits	$ 7,744,357	$ (339,812)	$ 7,404,545
Total Liabilities	**$ 56,437,200**	**$ (339,812)**	**$ 56,097,388**

It is anticipated that the Partnership will transfer the clearing agreement with NFS described in Note 1 to GWF and cease acting as an introducing broker. The sale of the full service retirement business will have no material impact on net capital.

The Partnership is not aware of any other subsequent events which would require recognition or disclosure in the financial statements.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street.
Boston, MA 02116-5022
USA

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Partners of Putnam Retail Management Limited Partnership
One Post Office Square
Boston, MA 02109

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Putnam Retail Management Limited Partnership (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Putnam Retail Management Limited Partnership's compliance with the applicable instructions of the Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2015

One Post Office Square
Boston, MA 02109

Putnam
INVESTMENTS

The Exemption Report

We as members of management of Putnam Retail Management Limited Partnership ("the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)*(2)(ii)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)*(2)(ii)*) (the "exemption provisions") and,
(2) We met the identified exemption provisions from June 1, 2014 through December 31, 2014 without exception.

Signature:

Robert Ettinger
Vice President
Putnam Retail Management Limited Partnership

Deloitte.

Deloitte & Touche LLP
200 Berkeley St.
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: 000 000 0000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Putnam Retail Management Limited Partnership

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Putnam Retail Management Limited Partnership (the "Partnership") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Partnership stated that the Partnership met the identified exemption provisions from June 1, 2014 through December 31, 2014 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 23, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1395******************************MIXED AADC 220
001369 FINRA DEC
PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
ATTN: ~~SANDA REID~~ Derek Stern
DIRECTOR PRM COMPLIANCE
1 POST OFFICE SQ
BOSTON MA 02109-2106

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Ethinger (617)760-1632

2. A. General Assessment (item 2e from page 2) $ 3,518

B. Less payment made with SIPC-6 filed (exclude interest) (1,583)

7/25/2014
Date Paid

C. Less prior overpayment applied (∅)

D. Assessment balance due or (overpayment) 1,935

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ∅

F. Total assessment balance and interest due (or overpayment carried forward) $ 1935

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,935

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Putnam Retail Management Limited Partnership
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 15.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 54,746,109
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	53,338,901
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,407,208
2e. General Assessment @ .0025	$ 3,518 (to page 1, line 2.A.)